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                           July 5, 2023

       Mads Peter Zacho
       Chief Executive Officer
       Navigator Holdings Ltd.
       10 Bressenden Place
       London, SW1E 5DH
       United Kingdom

                                                        Re: Navigator Holdings
Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed June 28, 2023
                                                            File No. 333-272980

       Dear Mads Peter Zacho:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Michael
Purcell at 202-551-5351 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Energy & Transportation
       cc:                                              Adorys Velazquez